EXHIBIT 3.172
The Companies Acts 2006
Company Limited by Shares
Memorandum of Association
of
Omni-Pac U.K. Limited
1.	The name of the Company is “Omni-Pac U.K. Limited”.

2.	The Company is to be a private company limited by shares.

3.	The registered office of the Company will be situated in England.
We, the several persons whose Names, Addresses and Descriptions are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Names and Addresses of Subscribers	Number of Shares taken by Subscriber

M.R. MONIER-WILLIAMS	One
18 Austin Friars
London, EC2

Solicitor

R.G. NORTON	One
18 Austin Friars
London, EC2
Solicitor

DATED the 3rd day of December, 1951

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